# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppLovin Corp, CIK 0001751008
CUSIP: 03831W108
Title of class of securities: Class A Common Stock, par value $0.00003 per share
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-004533
Filed by CIK 0001849449

## Reporting persons
- KKR Denali Holdings L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Denali Holdings GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Americas Fund XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Associates Americas XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Americas XII Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AppLovin Corp
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California, 94304

## Item 2. Person Filing
Name of person filing:
This is Amendment No. 4 to the Schedule 13G previously filed with the Securities and Exchange Commission on February 10, 2022, as amended on February 13, 2023, February 12, 2024 and November 13, 2024. Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), each of the persons listed below under Item 2(a) (each a "Reporting Person," and collectively the "Reporting Persons"), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.00003 per share, of AppLovin Corporation (the "Issuer").

(i) KKR Denali Holdings L.P.
(ii) KKR Denali Holdings GP LLC
(iii) KKR Americas Fund XII L.P.
(iv) KKR Associates Americas XII L.P.
(v) KKR Americas XII Limited
(vi) KKR Group Partnership L.P.
(vii) KKR Group Holdings Corp.
(viii) KKR Group Co. Inc.
(ix) KKR & Co. Inc.
(x) KKR Management LLP
(xi) Henry R. Kravis
(xii) George R. Roberts
Address of principal business office or, if none, residence:
The principal business office for all persons filing (other than Mr. Kravis and Mr. Roberts) is:
30 Hudson Yards
New York, NY 10001

The principal business office for Mr. Kravis is:
c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The principal business office for Mr. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Percent of class: 0
Sole power to vote or to direct the vote: Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Shared power to vote or to direct the vote: Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Sole power to dispose or to direct the disposition: Reporting Persons no longer beneficially own any shares of Class A Common Stock.
Shared power to dispose or to direct the disposition: Reporting Persons no longer beneficially own any shares of Class A Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit
Number Title

99.1 Signature Pages

## Signatures
- KKR Denali Holdings L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Denali Holdings GP LLC, See Exhibit 99.1 (02/12/2025)
- KKR Denali Holdings GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Americas Fund XII L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII Limited, See Exhibit 99.1 (02/12/2025)
- KKR Associates Americas XII L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary of KKR Americas XII Limited, See Exhibit 99.1 (02/12/2025)
- KKR Americas XII Ltd: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary of KKR Group Holdings Corp., See Exhibit 99.1 (02/12/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary, See Exhibit 99.1 (02/12/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, See Exhibit 99.1 (02/12/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact, See Exhibit 99.1 (02/12/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact, See Exhibit 99.1 (02/12/2025)